Exhibit 99.1

ParaZero Received Order from a Leading Tier-One Defense Company for 50 Drone Safety Systems for Military Operational Use

Tel Aviv, Israel, Aug. 12, 2024 (GLOBE NEWSWIRE) -- ParaZero Technologies Ltd. (Nasdaq: PRZO) (the “Company” or “ParaZero”), an aerospace company focused on drone safety systems for defense and commercial drones and urban air mobility aircraft, announced today a partnership with a Tier 1 leading defense OEM company to adapt and integrate its cutting-edge drone safety system for operational military and medical missions use. The Company received the first order as part of a wider collaboration that aims to enhance the efficiency and safety of medical field mission’s deliveries, particularly in critical and remote areas.

In the initial phase, ParaZero will provide 50 systems to the customer for a testing phase, during which time ParaZero will develop and validate the necessary adaptations for the medical delivery system. Upon successful completion of the testing phase, the customer plans to purchase additional hundreds of systems for a pilot program. These stages are expected to be completed by the end of 2024, after which the adapted systems will enter commercial production for operational use by this customer and other customers. The Company’s ultimate goal is to develop a scalable, cost-effective production system that can be deployed widely, ensuring that medical deliveries are safer, faster, and more reliable.

ParaZero’s renowned drone safety systems, initially developed for defense and commercial applications, will be adapted and integrated to meet the unique mission and operational field requirements for medical operations. This initiative underscores the Company’s commitment to enter defense markets, as well as leveraging its technology to save lives and improve healthcare logistics.

Boaz Shetzer, CEO of ParaZero, stated: “We are excited to collaborate with our defense partners to adapt our drone safety system for medical use. This partnership highlights the synergy between ParaZero’s innovative technology and the defense industry. By combining forces, we aim to revolutionize medical logistics, making critical medical supplies more accessible in emergencies and remote locations. We believe that this has a huge potential both in the military medical delivery and for commercial deliveries of medical aid.”

About ParaZero Technologies

ParaZero (https://parazero.com) is a world-leading developer of autonomous parachute safety systems technologies for commercial and military platforms and for urban air mobility (UAM) aircraft. Started in 2014 by a passionate group of aviation professionals and drone industry veterans, ParaZero designs smart, autonomous parachute safety systems designed to enable safe flight operations over populated areas and beyond-visual-line-of-sight (BVLOS) as well as for various military applications including Counter UAS.

Forward- looking statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, ParaZero is using forward-looking statements when it discusses its ultimate goal to develop a scalable, cost-effective production system that can be deployed widely, ensuring that medical deliveries are safer, faster, and more reliable, its commitment to enter defense markets, as well as leveraging its technology to save lives and improve healthcare logistics, its aim to revolutionize medical logistics, making critical medical supplies more accessible in emergencies and remote locations and it belief that the medical delivery system has a huge potential both in the military medical delivery and for commercial deliveries of medical aid. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on From 20-F for the year ended December 31, 2023. Forward- looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. ParaZero is not responsible for the content of third-party websites.

Investor Relations Contact:

Michal Efraty
Investor Relations
michal@efraty.com